UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CEC ENTERTAINMENT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of common stock, Par Value $0.10 Per Share

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Richard M. Frank

Chairman of the Board and Chief Executive Officer

CEC Entertainment, Inc.

4441 West Airport Freeway

Irving, Texas 75062

(972) 258-8507

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Darrel A. Rice, Esq.

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Attached is a memorandum from CEC Legal Department to CEC Employees Holding Stock Options Affected by 409A, dated April 20, 2007 (the “Preliminary Communication”) regarding a proposed tender offer pursuant to which CEC Entertainment, Inc. (“CEC Entertainment”) would offer to amend, at the election of the applicable option holder, certain portions of options to purchase CEC Entertainment’s common stock granted under the CEC Entertainment 1997 Non-Statutory Stock Option Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are still outstanding (unexercised) on the date the proposed tender offer expires (the “Eligible Options”). Option holders who elect to amend their Eligible Option(s) will sign an amendment to their existing option agreement with CEC Entertainment, pursuant to which portions of such options will generally continue to be subject to the terms and conditions of the option plan under which it was granted, including the same exercise and vesting schedule and expiration date, except that the amended option(s) will have a new exercise price and new deemed date of grant for financial reporting purposes. Option holders who elect to amend their Eligible Option(s) will also become entitled to receive a cash payment with respect to the amendment of such Eligible Options.

This Preliminary Communication does not constitute an offer to holders of options to purchase CEC Entertainment’s common stock to amend their Eligible Options. In the event CEC Entertainment’s Board of Directors (the “Board”) approves the tender offer, the tender offer may be commenced at such time as determined in the discretion of the Board.

At the time the tender offer has commenced, CEC Entertainment will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. CEC Entertainment will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. CEC Entertainment stockholders and option holders will be able to obtain these written materials and other documents filed by CEC Entertainment with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from CEC Entertainment following such time that such documents become available.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Memorandum, dated April 20, 2007, from CEC Legal Department to CEC Employees Holding Stock Options